Exhibit 99.1

Fifth Street Asset Management Inc. Enters into Agreement for Oaktree to
Assume Management of Business Development Companies
Fifth Street Finance Corp. and Fifth Street Senior Floating Rate Corp.

Transaction Represents Culmination of Strategic Review Process

GREENWICH, CT. July 14, 2017 – Fifth Street Asset Management (NASDAQ: FSAM) (“FSAM”) today announced that it has signed a definitive asset purchase agreement with Oaktree Capital Management, L.P. (“Oaktree”), an affiliate of Oaktree Capital Group, LLC (NYSE: OAK), under which Oaktree will become the new investment adviser to two Business Development Companies (“BDCs”): Fifth Street Finance Corp. (NASDAQ: FSC) (“FSC”) and Fifth Street Senior Floating Rate Corp. (NASDAQ: FSFR) (“FSFR”). Oaktree will pay gross cash consideration of $320 million in cash to Fifth Street Management LLC (“FSM”), an affiliate of FSAM, upon the close of the transaction. The shares of common stock of FSC and FSFR owned by Fifth Street Holdings L.P. (“FSH”) are not included in the transaction. The transaction is expected to be completed in the fourth quarter of 2017.

The transaction follows a strategic review conducted by the FSAM management team and Board of Directors, including a Special Committee, in conjunction with legal and financial advisors, of a range of alternatives to maximize the value of the Fifth Street platform. A Special Committee of FSAM’s Board of Directors, formed to review the asset sale transaction and related matters, and Board of Directors each unanimously determined that this transaction is in the best interest of FSAM and its stockholders.

“We believe this transaction combining FSAM’s established presence in the BDC space and Oaktree’s deep credit expertise offers a compelling value for FSAM’s assets and allows the FSC and FSFR stockholders to participate in the future growth potential of the portfolio under a larger, more diversified manager led by a highly experienced investment team. Oaktree’s long-term investment approach, emphasizing return consistency and downside protection, along with its proposed fee structure, made Oaktree the appropriate manager to stabilize and grow the BDC portfolios, which should provide enhanced returns for FSC and FSFR stockholders going forward. We have recommended and fully support the FSC and FSFR boards' decision to approve the agreements with Oaktree” said Leonard M. Tannenbaum, FSAM’s Chairman and Chief Executive Officer.

Tom Harrison, the Chairman of the Special Committee of FSAM’s Board of Directors, said, "After careful consideration of the proposed transaction with Oaktree and FSAM’s other potential alternatives, the Special Committee has determined that the proposed transaction with Oaktree is the best alternative course of action for, and is in the best interests of, FSAM and its stockholders."

At the closing of the transaction, Oaktree will replace FSM as the investment adviser to the BDCs and an Oaktree affiliate will become their administrator. Under Oaktree’s proposed investment advisory agreements, the management fee rate for FSC will be reduced from 1.75% to 1.50%, and the incentive fee will be reduced from 20.0% to 17.5% with respect to both income and capital gains. The incentive fee for FSFR will also be reduced from 20.0% to 17.5% with respect to both income and capital gains. The current FSFR management fee rate of 1.0% will remain unchanged.

The new investment advisory agreements, which have been unanimously approved by the independent directors of the boards of directors of FSC and FSFR, are subject to approval by the stockholders of FSC and FSFR. The FSC and FSFR boards of directors unanimously recommend that the stockholders of each BDC vote in favor of the new investment advisory agreement with Oaktree and related corporate governance matters, including the new director nominees. FSH and Mr. Tannenbaum have agreed to vote their shares in favor of the proposed investment advisory agreements and related corporate governance matters, including the new director nominees.

At the closing of the transaction, all current FSC board members except Richard P. Dutkiewicz, and all current FSFR board members except Richard W. Cohen, will resign. Each BDC board has nominated Marc H. Gamsin, Craig Jacobson, Richard G. Ruben and Bruce Zimmerman as new independent directors and John Frank, Vice Chairman of Oaktree, as a new interested director of the board, each of whom would take office upon approval of the stockholders and closing of the transaction. Mr. Frank is expected to serve as Chairman of each BDC board. The executive officers of FSC and FSFR will resign and will be replaced with certain individuals affiliated with Oaktree at the closing of the transaction.

Following the closing of the transaction, FSAM's Board of Directors currently intends to make an initial cash distribution to FSAM stockholders in the amount of approximately $2.75 per share of Class A common stock.  In addition, FSAM's Board of Directors currently expects that it will seek to approve in the future additional distributions to FSAM stockholders.  The declaration of, the record date and timing of payment for, and the form and amount of, any anticipated dividends or distributions will be determined by FSAM's Board of Directors at an appropriate time following the closing after taking into account all relevant factors, including regarding whether FSAM is able to satisfy the necessary legal tests required to make any such dividend or distribution.

FSH and FSM have agreed to reimburse up to $5 million of Oaktree’s expenses incurred in connection with the transaction upon closing of the transaction. In addition, FSH and FSM have agreed to indemnify Oaktree, FSC and FSFR for certain liabilities following the closing. $42 million of the cash purchase price will be escrowed at the closing to support these indemnification obligations. FSH has also agreed to pledge $35 million of FSC common stock and $10 million of FSFR common stock to support certain of these indemnification obligations.

FSC and FSFR will shortly file preliminary proxy statements with the U.S. Securities and Exchange Commission (“SEC”) in connection with the stockholder approval process and special meetings of the stockholders of each of FSC and FSFR.

Consummation of the transactions contemplated by the asset purchase agreement are subject to FSAM stockholder approval, approval of the new investment advisory agreements and related corporate governance matters, including the new director nominees by the stockholders of both BDCs, Hart-Scott-Rodino antitrust clearance and certain other closing conditions.

Morgan Stanley & Co. LLC is serving as financial advisor to FSAM, Houlihan Lokey is serving as financial advisor to the Special Committee of FSAM’s Board of Directors and Skadden, Arps, Slate, Meagher & Flom LLP is serving as legal advisor to FSAM and the Special Committee of FSAM’s Board of Directors. Rutan & Tucker, LLP is serving as legal advisor to Mr. Tannenbaum in his personal capacity. Sullivan & Worcester LLP is serving as legal advisor to the independent directors of FSC and FSFR.

The definitive agreements related to the transaction will be filed by FSAM on a Form 8-K today.

About Fifth Street Asset Management

Fifth Street Asset Management Inc. (NASDAQ:FSAM) is a nationally recognized credit-focused asset manager. The firm has over $4 billion of assets under management across two publicly-traded business development companies, Fifth Street Finance Corp. (NASDAQ:FSC) and Fifth Street Senior Floating Rate Corp. (NASDAQ:FSFR), as well as multiple private investment vehicles. The Fifth Street platform provides innovative and customized financing solutions to small and mid-sized businesses across the capital structure through complementary investment vehicles and co-investment capabilities. With a nearly 20-year track record focused on disciplined credit investing across multiple economic cycles, Fifth Street is led by a seasoned management team that has issued billions of dollars in public equity, private capital and public debt securities. Fifth Street's national origination strategy, proven track record and established platform have allowed the firm to surpass $10 billion of loan commitments since inception. For more information, please visit fsam.fifthstreetfinance.com.

About Fifth Street Finance Corp.

Fifth Street Finance Corp. is a leading specialty finance company that provides custom-tailored financing solutions to small and mid-sized companies, primarily in connection with investments by private equity sponsors. FSC originates and invests in one-stop financings, first lien, second lien, mezzanine debt and equity co-investments. FSC’s investment objective is to maximize its portfolio's total return by generating current income from its debt investments and capital appreciation from its equity investments. FSC has elected to be regulated as a business development company and is externally managed by a subsidiary of Fifth Street Asset Management Inc. (NASDAQ: FSAM), a nationally recognized credit-focused asset manager with over $4 billion in assets under management across multiple public and private vehicles. With a track record of nearly 20 years, the Fifth Street platform received the 2015 ACG New York Champion’s Award for “Lender Firm of the Year,” and other previously received accolades include the ACG New York Champion’s Award for “Senior Lender Firm of the Year,” “Lender Firm of the Year” by The M&A Advisor and “Lender of the Year” by Mergers & Acquisitions. FSC’s website can be accessed at fsc.fifthstreetfinance.com.

About Fifth Street Senior Floating Rate Corp.

Fifth Street Senior Floating Rate Corp. is a specialty finance company that provides financing solutions in the form of floating rate senior secured loans to mid-sized companies, primarily in connection with investments by private equity sponsors. FSFR’s investment objective is to maximize its portfolio’s total return by generating current income from its debt investments while seeking to preserve its capital. FSFR has elected to be regulated as a business development company and is externally managed by a subsidiary of Fifth Street Asset Management Inc. (NASDAQ: FSAM), a nationally recognized credit-focused asset manager with over $4 billion in assets under management across multiple public and private vehicles. With a track record of nearly 20 years, the Fifth Street platform received the 2015 ACG New York Champion’s Award for “Lender Firm of the Year,” and other previously received accolades include the ACG New York Champion's Award for “Senior Lender Firm of the Year,” “Lender Firm of the Year” by The M&A Advisor and “Lender of the Year” by Mergers & Acquisitions. FSFR's website can be found at fsfr.fifthstreetfinance.com.

Forward-Looking Statements

Some of the statements in this press release may include forward-looking statements that reflect current views with respect to future events and financial performance, and FSAM may make related oral, forward-looking statements on or following the date hereof.  Statements that include the words “should,” “would,” “expect,” “intend,” “plan,” “believe,” “project,” “anticipate,” “seek,” “will,” and similar statements of a future or forward-looking nature identify forward-looking statements in this press release or similar oral statements for purposes of the U.S. federal securities laws or otherwise.  Such statements are “forward looking” statements as such term is defined in the Private Securities Litigation Reform Act of 1995, including the date that the parties expect the proposed transaction to be completed. Because forward-looking statements include risks and uncertainties, actual results may differ materially from those expressed or implied and include, but are not limited to, those discussed in filings with the SEC, and (i) the satisfaction or waiver of certain closing conditions specified in the definitive agreements relating to the proposed transaction, including the consents of certain third parties, (ii) the parties’ ability to successfully close the proposed transaction and the timing of such closing, (iii) that the proposed transaction may disrupt current plans and operations of the BDCs, and (iv) the possibility that competing offers or acquisition proposals related to the proposed transaction will be made and if made could be successful.  Additional risks and uncertainties specific to FSAM include (a) that FSAM will have limited or no revenue generating operations following the closing of the proposed transaction, (b) the amount and timing of any release of escrowed transaction proceeds to FSAM and its subsidiaries, which will depend on the outcome of contingencies set forth in the asset purchase agreement, (c) the costs and expenses that FSAM and its subsidiaries have, and may incur, in connection with the transaction, (d) the impact that any litigation relating to the transaction may have on FSAM and its subsidiaries, (e) that future dividends and distributions of proceeds of the proposed transaction to FSAM Class A stockholders must declared by FSAM’s Board of Directors subject to applicable law, and could be subject to FSAM’s Board of Directors determining to approve and seek stockholder approval of a plan of dissolution with the Secretary of State of Delaware, (f) that any amounts distributed to FSAM Class A stockholders may not be reflective of the price at which any investor has purchased, or may purchase, shares of FSAM Class A common stock, (g) ongoing operational costs at FSAM and its subsidiaries and, if applicable, potential wind-down costs, and their impact on amounts that may be available for distribution by FSAM to its Class A stockholders and (h) negative effects of the entering into the asset purchase agreement and consummation of the transactions contemplated thereby on the trading volume and market price of FSAM’s Class A common stock.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed transaction. In connection with the proposed acquisition, each of FSAM, FSC and FSFR intend to file relevant materials with the SEC, and each of FSAM, FSC and FSFR intend to file a proxy statement on Schedule 14A with the SEC.

INVESTORS OF FSAM, FSC AND FSFR ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT FILED BY EACH OF THEM IN CONNECTION WITH THE PROPOSED TRANSACTION, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain all such documents free of charge through the website maintained by the SEC at www.sec.gov, and FSAM, FSC and FSFR stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from FSAM, FSC and FSFR, as applicable.

Participants in Solicitation

Each of FSAM, FSC and FSFR and certain of their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies from the holders of FSAM, FSC and FSFR common stock in respect of the proposed transaction. Information regarding FSAM’s directors and executive officers is available in its Annual Report for the year ended December 31, 2016. Information regarding FSC’s directors and executive officers is available in its Annual Report for the year ended September 30, 2016. Information regarding FSFR’s directors and executive officers is available in its Annual Report for the year ended September 30, 2016. Information about the directors and executive officers of each of FSAM, FSC and FSFR and their respective interests therein by security holdings or otherwise is set forth in their respective proxy statements relating to their 2017 annual meetings of shareholders filed with the SEC. FSAM’s proxy statement was filed on April 11, 2017, FSC’s proxy statement was filed on February 21, 2017 and FSFR’s proxy statement was filed on March 15, 2017. Investors may obtain additional information regarding the interest of the participants by reading the FSAM, FSC and FSFR proxy statements regarding the proposed transaction when they become available.

Contacts

Investor Contact:

Robyn Friedman, Executive Director, Head of Investor Relations

(203) 681-3720

ir-fsam@fifthstreetfinance.com

Media Contact:

James Golden / Aura Reinhard / Andrew Squire

Joele Frank Wilkinson Brimmer Katcher

(212) 355-4449